82-2850

White Knight Resources Ltd.

02 JUN 20 AM 11:01

02042384

SUPPL

News Release
June 6, 2002
NR# 02-06

Quito Project Dropped

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") has terminated its option with Meridian Minerals Corporation on the Quito project located in central Nevada. Management has decided to focus its efforts on generating wholly owned exploration projects to avoid onerous work obligations. The Company continues to evaluate and explore new exploration opportunities within the main sediment-hosted gold trends of northeastern Nevada.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com